Mail Stop 3561

June 18, 2009

Mr. Christian Mundigo
BNP Paribas Mortgage Securities LLC
BNP Paribas Mortgage ABS LLC
787 Seventh Ave.
New York, NY 10019

Re: BNP Paribas Mortgage Securities LLC
BNP Paribas Mortgage ABS LLC
Registration Statement on Form S-3
Filed May 22, 2009
File No. 333-159428 & -01

Dear Mr. Mundigo:

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask that you provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and we welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that there are two depositors. Please provide us with an analysis of how the liability provisions of the securities laws will apply to each takedown. Please discuss, for example, whether both depositors will be liable for each takedown, or will only the depositor for that specific takedown be liable? Also, please tell us

whether both depositors will sign periodic reports, or only the depositor for that specific takedown. We may have further comment upon receiving your response.

2. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current or timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4 of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

3. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, and that finalized agreements will be filed simultaneously with or prior to the final prospectus.

4. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

5. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement, or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 under the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements, or other structural features reasonably contemplated to be included in an actual takedown.

6. Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.

Base Prospectus

Cover Page

7. Please revise to include cash flow agreements as a form of credit enhancement. We note in this regard the disclosure on page 48.

<u>Other Financial Obligations Related to the Securities, page 50</u>

8. We note the disclosure that derivative instruments may include currency swaps. Please include a general description of how you will use currency swaps.

9. Furthermore, we could not locate disclosure indicating that either the underlying assets will be based in a foreign currency or that the securities will be issued in a foreign currency. Please revise or advise.

<u>The Depositor, page 56</u>

10. Please revise to describe whether any prior securitizations organized by the depositor have defaulted or experienced an early amortization or triggering event. Refer to Items 1106 and 1104(c) of Regulation AB.

<u>Use of Proceeds, page 130</u>

11. We note your reference to "net proceeds." Please disclose the amount of expenses payable from the offering proceeds. Refer to Item 1107(j) of Regulation AB.

12. We note the disclosure that the applicable depositor expects to make additional sales of securities from time to time. Please revise to disclose whether you will add new assets to the issuing entity to support the additional securities. If so, please provide us with your analysis of why you would meet the discrete pool requirement of an asset-backed security. If not, please revise to disclose how you plan to support payment on those additional securities.

13. In that regard, please tell us why you would not be considered a series trust. Refer to Section III.A.2.c. of the Regulation AB Adopting Release (Release No. 33-8518).

14. Finally, please confirm that additional issuances completed at a later date will be registered at this time or conducted in a transaction exempt from the federal securities laws.

<u>Prospectus Supplement [Version 1]</u>

<u>The Mortgage Loans, page S-6</u>

15. Your summary section should briefly summarize the material characteristics specific to each issuing entity. For instance, we note that you contemplate that some mortgage loans in the pool may be sub-prime or no-documentation loans. We also note that you contemplate junior liens. Please revise to disclose in the

summary section of each prospectus supplement, the number and percentage of
such loans in the mortgage pool.

16. It also appears that you contemplate including loans that have been modified in
the asset pool. If so, disclose the nature of the modification and provide data
regarding how many loans, have been modified by each category of modification.

Servicing Fee, page S-10

17. Please revise to summarize the distribution priority of the fees that will be paid
out of the master servicing fee. Refer to Item 1103(a)(9).

Risk Factors, page S-15

Recent and Current Events in the Market . . . , page S-25

18. It appears that you have combined several separate but related risks into one risk
factor. Please revise by dividing each key risk into separate risk factors. Apply
this comment to the risk factor captioned "Impact of Loan Mortgage
Modifications" on page S-28 and to the corresponding risk factors in Prospectus
Supplement Version 2.

Mortgage Loan Origination, page S-40

19. If exceptions may be made to the underwriting criteria, please revise to indicate
that you will disclose the types of exceptions that may arise. If there are
exceptions, please provide statistical data regarding the exceptions to the extent
material. Include this information in your summary.

Signatures

20. Please revise the signature page for BNP Paribas Mortgage ABS LLC to include
the language provided for in Form S-3.

* * * * *

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact J. Nolan McWilliams at (202) 551-3217. If you need further assistance, you may contact me at (202) 551-3313.

Sincerely,

Rolaine S. Bancroft
Special Counsel

cc: Via Facsimile (212) 768-6800
Richard D. Simonds, Jr., Esq.
Sonnenschein Nath & Rosenthal LLP